SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 23, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61)3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION 76.535.764/0001 -43
BOARD OF TRADE 53.3.0000622 -9
PUBLICLY HELD COMPANY

Minutes of the Senior Management’s Meeting,
Held on June 20, 2006

Date, Time and Place:

On June 20, 2006, at 4:30 p.m., in Brasil Telecom S.A.’s (“BT” or “Company”) headquarters, in the city of Brasília, Federal District at SIA SUL, ASP, Lote D, Bloco B.

Presence:

The members of the Company’s Senior Management who signed these minutes.

Day’s Agenda:

To ratify the remuneration rates of the Company’s debentures of the 5th issuance, being the 4th public, in the amount of R$ 1,080,000,000.00 (one billion and eighty million reais), being the first issuance made concerning the Company’s 1st Securities Distribution Program.

Resolutions:

The Officers, with the powers granted to them in the Board of Directors’ Meeting held on June 5, 2006, resolved, unanimously, to ratify the remuneration of the Company’s debentures of the 5th issuance, being the 4th public, defined in bookbuilding process organized among the Coordinators and the Company, which shall be equivalent to 104.00% (one hundred and four percent) of the average daily Interbank Deposit Certificate, Extra-Group, expressed as a yearly percentile, based on 252 business days, calculated and disclosed daily by CETIP – Câmara de Custódia e Liquidação (“DI Rate”), applied upon the nominal unitary face value of the debentures, according to formula and further dispositions set in the Particular Indenture of the 5th issuance, being the 4th public, of simple debentures, non-convertible into shares, single series, with additional guarantee by Brasil Telecom Participações S.A., for Brasil Telecom S.A.’s Public Distribution.

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by all the officers present and by the secretary.

Brasília, June 20, 2006

Ricardo Knoepfelmacher	Darwin Corrêa
President	Secretary

Officers

Ricardo Knoepfelmacher	Charles Laganá Putz

Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Luiz Francisco Tenório Perrone	Francisco Aurélio Sampaio Santiago

Human Resources Officer	Chief Operating Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer